SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of January, 2006

CIMATRON LIMITED
(Translation of Registrant’s name into English)

11 Gush Etzion Street, Givat Shmuel, Israel
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐ No ☒

FOR IMMEDIATE RELEASE

Cimatron Names Ira Bareket Vice President Europe

Givat Shmuel, Israel, – January 9, 2006 – Cimatron Limited (NASDAQ: CIMT), a leading provider of integrated CAD/CAM solutions for the tooling industry, today announced the nomination of Mr. Ira Bareket as Vice President Europe.

With over 12 years of management experience in the international business area, Mr. Bareket has demonstrated competence in building, leading and motivating teams in complex international environments. Mr. Bareket’s professional experience includes executive sales and business development positions in hi-tech companies in London and Paris.

Before joining Cimatron, Mr. Bareket was an executive director at Smile-on Ltd, a UK-based e-learning solution provider to dental healthcare professionals. Prior to that, Mr. Bareket worked for Interwise, a global provider of Enterprise Communications Platform software, first as a business development director, then as a Chief Operations Officer for Interwise Europe, and finally as Interwise-UK Managing Director.

“As the Company’s largest segment in terms of sales and revenues, the European market is very important to Cimatron”, said Danny Haran, Cimatron’s President and CEO. “Our challenge is to maintain and enlarge our leadership position in this market. We believe that the addition of Ira Bareket to our senior management as VP Europe will allow us to meet our challenges there. Ira’s European business experience is expected to contribute considerably to Cimatron and its distributors in the region.

I’d like to thank Dr. Wolfgang Mueller for eight years of service and contribution to Cimatron, first as the General Manager of Cimatron GmbH and later as Cimatron’s VP Europe, and to wish him success in his future endeavors. “

About Cimatron
Cimatron is the leading provider of integrated CAD/CAM solutions for the tooling industry. Cimatron is committed to providing mold, tool and die makers with comprehensive, cost-effective solutions that streamline manufacturing cycles, enable collaboration with outside vendors, and ultimately shorten product delivery time. Worldwide, more than 8,500 customers, with installations in the automotive, consumer plastics, and electronics industries, employ Cimatron’s cutting-edge CAD/CAM solutions for manufacturing. Founded in 1982, Cimatron is publicly traded on the NASDAQ exchange under the symbol CIMT. Cimatron’s subsidiaries and extensive distribution network are located in over 35 countries to serve customers worldwide with complete pre- and post-sales support.

This press release includes forward looking statements, within the meaning of the Private Securities Litigation Reform Act Of 1995, which are subject to risk and uncertainties that could cause actual results to differ materially from those anticipated. Such statements may relate to the company’s plans, objectives and expected financial and operating results. The words “may,” “could,” “would,” “will,” “believe,” “anticipate,” “estimate,” “expect,” “intend,” “plan,” and similar expressions or variations thereof are intended to identify forward-looking statements. Investors are cautioned that any such forward-looking statements are not guarantees of the future performance and involve risks and uncertainties, many of which are beyond the company’s ability to control. The risks and uncertainties that may affect forward looking statements include, but are not limited to: currency fluctuations, global economic and political conditions, marketing demand for Cimatron products and services, long sales cycle, new product development, assimilating future acquisitions, maintaining relationships with customers and partners, and increased competition. For more details about the risks and uncertainties of the business, refer to the Company’s filings, with the Securities and Exchanges Commission. The company cannot assess the impact of or the extent to which any single factor or risk, or combination of them, may cause. Cimatron undertakes no obligation to publicly update or revise any forward looking statements, whether as a result of new information, future events or otherwise.

For More Information Contact:

Irit Porat
Phone: +972 3 5312290

Email: iritp@cimatron.com

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CIMATRON LIMITED BY: /S/ Ilan Erez —————————————— Ilan Erez Chief Financial Officer

Dated: January 9, 2006